774A Walker Rd., Great Falls, VA 22066

November 30, 2020

Mr. Courtney Lindsay

Ms. Dorrie Yale

Ms. Christie Wong

Ms. Mary Mast

Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Live Oak Acquisition Corp.

Registration Statement on Form S-4

Filed October 28, 2020

File No. 333-249691

Ladies and Gentlemen:

Thank you for your letter dated November 24, 2020, addressed to the undersigned, Andrea Tarbox, Chief Financial Officer of Live Oak Acquisition Corp. (the “Company” or “Live Oak”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Preliminary Registration Statement on Form S-4 filed with the Securities and Exchange Commission on October 28, 2020 (the “Original Registration Statement”).

We appreciate the effort that went into the Staff’s comments. We have considered the Staff’s comments on the Original Registration Statement carefully and our responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings1 and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment. Where our response is contained in the amended Registration Statement (“Amended Registration Statement”) which is filed with this letter, we have so indicated and, where appropriate, provided a section reference.

1	The page numbers mentioned in the headings refer to the page numbers of the Original Registration Statement and the page numbers mentioned in responses refer to the page numbers of the Amended Registration Statement.

Cover Page

1.	Please include on your cover page the anticipated ownership percentages of the combined company, both before and after taking into account the PIPE financing, and also clarify the ownership of public Live Oak shareholders as compared to the founding shareholders. Please also disclose Danimer’s outstanding indebtedness as of a recent date (or explain the anticipated amount as of closing), and limit your cover to one page.

Response: The Company has revised the cover page of the proxy statement/prospectus to address the Staff’s comment.

Frequently Used Terms, page iv

2.	Please revise to explain the Closing Per Share Merger Consideration with the use of a formula and in plain English. Please also revise the Summary section to the extent appropriate to ensure that your disclosures regarding the business combination consequences are clear without frequent reliance on defined terms.

Response: The Company has revised the proxy statement/prospectus to address the Staff’s comment. See “Frequently Used Terms – Closing Per Share Merger Consideration” on page iii and “Summary of the Proxy Statement/Prospectus – The Business Combination – The Merger Agreement” on pages 14 - 16.

Questions and Answers About the Business Combination, page 1

3.	We refer to the penultimate Q&A on page 4. Please explain the last sentence as it refers to Live Oak shareholders receiving shares in connection with the Closing.

Response: The Company has revised the proxy statement/prospectus to address the Staff’s comment. See “Questions and Answers About the Business Combination” on page 4

4.	Please expand the second Q&A on page 5 to also cover the Live Oak directors and officers, as we note that you state on page 149 you only need 7,500,001 or approximately 37.5%, of the 20,000,000 Public Shares sold in your IPO to be voted in favor of a transaction in order to proceed with the Business Combination. Additionally, we note that you state in this Q&A that the Sponsor owns 5 million shares representing an aggregate of 20% of the outstanding shares. However, we note that footnote 1 to the beneficial ownership table states that the 5 million shares reflected in the Sponsor’s ownership also includes 3 million shares underlying Live Oak Warrants that will become exercisable only after the Closing. Please revise to clarify or otherwise reconcile your disclosures.

Response: The Company has revised the proxy statement/prospectus to address the Staff’s comment. See “Questions and Answers About the Business Combination” on page 5. In addition, the Company has revised the beneficial ownership table and the footnotes thereto to eliminate shares underlying the Live Oak Warrants in compliance with Item 403 of Regulation S-K and Rule 13d-3(d)(1), since the Live Oak Warrants are not exercisable until the later of (i) 30 days after the completion of the Business Combination and (ii) May 8, 2021.

Danimer, page 13

5.	Please disclose here, or where you deem appropriate in your Summary of the Proxy Statement/Prospectus, that since inception, Danimer has primarily been engaged in research and development and early stage commercial activities, and has not produced PHA in large commercial quantities and may never become commercially marketable.

Response: The Company has revised the proxy statement/prospectus to address the Staff’s comment. See “Summary of the Proxy Statement/Prospectus – Parties to the Business Combination - Danimer” on page 14.

Lock-Up Agreement, page 18

6.	Please revise to disclose the number of shares covered by such lock-up agreements, and clarify which Danimer shareholders are considered to be Shareholder Parties.

Response: The Company has revised the proxy statement/prospectus to address the Staff’s comment. See “Summary of the Proxy Statement/Prospectus – Other Agreements Related to the Merger Agreement – Lock-Up Agreement” on page 19.

Risk Factors

Certain contracts granting exclusivity rights to customers may limit our ability to sell products in certain markets, page 33

7.	We note your statement that Danimer has entered into “certain” customer agreements that contain non-compete provisions which could prevent you from selling products to “certain prospective customers or entering certain markets,” and which may have a material and adverse impact on your business. Please expand your disclosures to explain these provisions and potential impacts. In addition, in a separate risk factor, as appropriate, please also discuss the risks arising from your substantial dependence on a few customers, as you state that four customers in 2019 accounted for 65% of Danimer’s total revenue.

Response: The Company has revised the proxy statement/prospectus to address the Staff’s comment. See “Risk Factors – Certain contracts granting exclusivity rights to customers may limit our ability to sell products in certain markets” on page 35.

The Company has also added a new risk factor. See “The loss of one or more of our significant customers, a significant reduction in their orders, their inability to perform under their contracts, or a significant deterioration in their financial condition could have a material adverse effect on our business, results of operations, and financial condition.” on page 35.

Danimer may not be able to generate sufficient cash to service all of our debt and operating lease obligations. . ., page 36

8.	Please expand on your discussion in the first paragraph to also quantify your interest payments that will be required over the same period.

Response: The Company has revised the proxy statement/prospectus to address the Staff’s comment. See “Risk Factors - Danimer may not be able to generate sufficient cash to service all of our debt and operating lease obligations, and may be forced to take other actions to satisfy our obligations under our debt and operating lease obligations, which may not be successful” on page 38.

Live Oak board of directors did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination, page 45

9.	Please expand your risk factor disclosure to discuss the implications of your board of directors being incorrect in its assessment of the Business Combination.

Response: The Company has revised the proxy statement/prospectus to address the Staff’s comment. See “Risk Factors - Live Oak board of directors did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination” on pages 47 - 48.

New Danimer may redeem your unexpired Live Oak Warrants prior to their exercise. . ., page 49

10.	You state that New Danimer may exercise its redemption rights even if it is not able to register or qualify the underlying securities for sale. However, we note your statements on page 182 and in your prospectus for your IPO that you may not exercise your redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or you are unable to effect such registration or qualification. Please revise to clarify this.

Response: The Company has revised the proxy statement/prospectus to address the Staff’s comment. See “Risk Factors – New Danimer may redeem your unexpired Live Oak Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Live Oak Warrants worthless” on page 51.

Our Proposed Certificate of Incorporation will provide, subject to limited exceptions, that the courts. . ., page 50

11.	You state that the proposed certificate of incorporation will provide that the federal courts will be the exclusive forum for actions under the Securities Act and the Exchange Act. However, the proposed certificate of incorporation in Annex B only provides that the federal courts will be the exclusive forum for Securities Act claims, and states that the provision is not applicable to Exchange Act claims. In addition, your discussion on page 186 does not specifically provide for federal courts being the exclusive forum for these types of claims. Please reconcile your disclosures.

Response: The Company has revised the last sentence of Section 10.1 of the Proposed Certificate of Incorporation (attached as Annex B of the Amended Registration Statement) to clarify that the choice of forum in favor of courts in the State of Delaware does not apply to any complaint asserting a cause of action under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended. The Company has revised Section 10.2 of the Proposed Certificate of Incorporation to clarify that with respect to any action arising under the Securities Exchange Act of 1934, as amended or the Securities Act of 1933, as amended, the federal district courts of the United States will have exclusive jurisdiction. The Company has also revised the proxy statement/prospectus to have the disclosure be consistent with the above. See “Risk Factors – Our Proposed Certificate of Incorporation will provide, subject to limited exceptions, that the courts of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders” on pages 52 - 53.

Unaudited Pro Forma Condensed Combined Financial Statements , page 55

12.	Please present the historical and pro forma basic and diluted per share amounts and the shares used to calculate such amounts for each scenario on the face of the unaudited pro forma condensed combined statement of operations.

Response: The Company has revised the proxy statement/prospectus to address the Staff’s comment. See “Unaudited Pro Forma Condensed Combined Financial Statements” on pages 59 - 60.

The Background of the Business Combination, page 67

13.	Please expand your discussion of the six other potential acquisition targets considered by Live Oak and for which you engaged in “significant due diligence,” and the analysis and evaluation regarding them. With respect to the two potential targets with whom you signed letters of intent, discuss all material proposal terms, and explain why such transactions were not pursued. Also discuss how Live Oak and Danimer resulted in an introductory meeting, and whether it was one of six the potential targets considered.

Response: The Company has revised the proxy statement/prospectus to address the Staff’s comment. See “The Business Combination - Background of the Business Combination” on page 70.

14.	We note that Danimer has a history of net losses and that it has significant indebtedness. We also note that Danimer has not produced PHA in large quantities. Please expand your discussion here to discuss how you considered these factors.

Response: The Company has revised the proxy statement/prospectus to address the Staff’s comment. See “The Business Combination - Background of the Business Combination” on page 70.

15.	Expand on your discussion regarding the negotiation of the letters of intent to state the cash requirements referenced in the July 21 initial letter of intent, and disclose the revisions of the letters that were proposed and negotiated between July 26 and July 29. Please also discuss how the parties arrived at the exact terms of the merger agreement, including the merger consideration and post-combination ownership structure and percentages, and expand your discussion regarding negotiations for the PIPE financing. In addition, throughout the Background section, please revise to specify the individuals involved in the discussions to the extent material.

Response: The Company has revised the proxy statement/prospectus to address the Staff’s comment. See “The Business Combination - Background of the Business Combination” on page 71.

Live Oak Board of Directors’ Reasons for the Approval of the Business Combination, page 71

16.	Revise your discussion of the Comparable Materials Companies to clearly show the underlying data for such companies. You also reference a median 2022 enterprise value/EBITDA multiple for Comparable Materials Companies but only appear to have disclosed the range of such values for 2021 amounts. Additionally, explain why the Live Oak board considered the projected enterprise value/revenue multiples for 2022 to 2025, but only considered the projected enterprise value/EBITDA multiples for 2024 and 2025, how it determined to group certain companies into “Comparable Materials Companies,” “Comparable Natural Innovation Companies,” and “Comparable High Growth Sustainable Solutions Companies,” and its consideration of the different multiples in such groupings. Please also disclose whether any comparables were excluded from the analyses, and, if so, the reasons for making such exclusions.

Response: The Company has revised the proxy statement/prospectus to address the Staff’s comment. See “The Business Combination – Live Oak Board of Directors’ Reasons for the Approval of the Business Combination” on pages 74 - 76.

Certain Danimer Projected Financial Information, page 73

17.	We note your statement on page 74 that the projections are the responsibility of Danimer’s management. Please revise to clarify that you are responsible for the information included in the registration statement. Additionally, please revise to explain the assumptions with respect to production amounts reflected in the projections, and the assumed completion dates of the Phase II expansion of the Kentucky Facility and the construction of an additional greenfield PHA production facility.

Response: The Company has revised the proxy statement/prospectus to address the Staff’s comment. See “The Business Combination – Certain Danimer Projected Financial Information” on pages 77 - 78.

Proposal No. 2 - The Charter Amendment Proposal, page 100

18.	We note your disclosures identifying the different provisions of the certificate of incorporation that will be amended. Please provide us an analysis explaining why you are not presenting the various amendments as separate proposals to the shareholders. As examples only, we note that the amended certificate of incorporation would change the voting threshold necessary to amend the bylaws, and increase the number of authorized shares of common stock and preferred stock (and such an increase in authorized shares exceeds the number needed for the merger consideration). Refer to Rule 14a-4(a)(3) and, for additional guidance, refer to the interpretations available at: https://www.sec.gov/divisions/corpfin/guidance/exchange-act-rule-14a-4a3.htm.

Response: The Company acknowledges the Staff’s comment. The Company has revised the disclosure in the proxy statement/prospectus to clarify that the Charter Proposal consists of nine sub-proposals and that each stockholder will be entitled to vote separately on each sub-proposal. The Company has included a copy of the preliminary proxy card in the Amended Registration Statement. See “Proposal No. 2 – The Charter Amendment Proposal” on page 106. The Company notes that the use of sub-proposals for various amendments to a registrant’s certificate of incorporation has been used in the past by other registrants including by VectoIQ Acquisition Corp. in its registration statement on Form S-4 (Registration No. 333-237179).

Information About Danimer

Overview, page 118

19.	Please revise to substantiate your statement in the second paragraph that Danimer is an “industry leader.”

Response: The Company has revised the proxy statement/prospectus to address the Staff’s comment. See “Information About Danimer - Overview” on page 122.

Intellectual Property, page 123

20.	Please revise to disclose the expiration dates for your material issued patents, as well as expected duration for your material pending patent applications, and clarify the nature of protection provided by such patents and pending applications. We note your statement on page 35 that your patents and patent applications have durations ranging from 2022 to 2040. Please also disclose the amount of royalty interest (within a ten percent range) retained by Procter & Gamble and state the expiration dates for the applicable patents to clarify the royalty term.

Response: The Company has revised the proxy statement/prospectus to address the Staff’s comment. See “Information About Danimer – Intellectual Property” on page 127.

Danimer Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations Adjusted EBITDA, page 139

21.	Please revise the discussion in your results of operations on pages 139 and 141 to include a discussion of Net loss for the periods presented that precedes the discussion of Adjusted EBITDA. Refer to Question 102.10 of the Compliance & Disclosure Interpretations-Non-GAAP Financial Measures.

Response: The Company has revised the proxy statement/prospectus to address the Staff’s comment by including a new disclosure. See “Danimer Management’s Discussion and Analysis of Financial Condition and Results Of Operations – Results of Operations – Year ended December 31, 2019 compared to year ended December 31, 2018– Net Loss” on page 142 and “Danimer Management’s Discussion and Analysis of Financial Condition and Results Of Operations – Results of Operations – Nine months ended September 30, 2020 compared to nine months ended September 30, 2019 – Net Loss on page 145.

New Market Tax Credit Transactions , page F-13

22.	For the financing arrangements under the New Market Tax Credit (NMTC) program with various parties, you determined that such arrangements contain a variable interest entity (VIE) but Danimer is not the primary beneficiary of the VIEs. We also note that you agreed to indemnify the Investors for any loss and the investors are likely to exercise their put options at the end of the compliance period. Please tell us your consideration of why you believe Danimer is not the primary beneficiary based on ASC 810-10-25-38, and the variable interest based on ASC 810-10-25-55 through 25-59. Tell us if you consider the Investor to be a VIE and whether or not you believe the Investment Funds and/or CDEs are considered silos. Clarify the basis for your accounting treatment citing the applicable guidance used.

Response: The Company supplementally advises the Staff that, based on Danimer’s assessment of the guidance in ASC 810, that Danimer is not the primary beneficiary of the entities that are VIEs (the Investment Funds) as part of the NMTC programs. Danimer has assessed the primary beneficiary guidance under ASC 810-10-25-38 as follows:

●	25-38A A reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. This shall include an assessment of the characteristics of the reporting entity’s variable interest(s) and other involvements (including involvement of related parties and de facto agents), if any, in the VIE, as well as the involvement of other variable interest holders. Paragraph 810-10-25-43 provides guidance on related parties and de facto agents. Additionally, the assessment shall consider the VIE’s purpose and design, including the risks that the VIE was designed to create and pass through to its variable interest holders. A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance

b.	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

Only one reporting entity, if any, is expected to be identified as the primary beneficiary of a VIE. Although more than one reporting entity could have the characteristic in (b) of this paragraph, only one reporting entity if any, will have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

Assessment:

a.	Danimer does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. The Investors retain this ability through their 100% equity ownership and control of the Investment Funds and the Investors are responsible for directing the activities of the VIEs (compliance with the operating agreements, managing the debt and interest payments). The operating agreements of the Investment Funds designate wholly owned subsidiaries of the Investors as the entities which are responsible for the management of the Investment Funds. This responsibility includes the unilateral legal right and obligation to manage and control the Investment Funds. The Investors also manage the NMTC compliance reporting process, which can include preparing and completing quarterly and annual financial statements and compliance reporting, sending low-income community accountability confirmations, performing loan servicing, preparing billings and invoices related to the loans and other similar tasks.

b.	Danimer is obligated to indemnify the Investors, not the VIEs, for any lost tax credits. The Investors control the right to put their interest in the Investment Funds back to Danimer, for a stated nominal amount, once the requisite compliance period has been achieved, and Danimer has no ability to compel the Investors to exercise their put. Therefore, Danimer does not believe that these arrangements represent obligations to absorb losses or receive benefits from the VIEs.

Accordingly, as Danimer does not have the power to control or direct the activities of the VIEs, Danimer has concluded that Danimer is not the primary beneficiary of the VIEs.

●	25-38B A reporting entity must identify which activities most significantly impact the VIE’s economic performance and determine whether it has the power to direct those activities. A reporting entity’s ability to direct the activities of an entity when circumstances arise or events happen constitutes power if that ability relates to the activities that most significantly impact the economic performance of the VIE. A reporting entity does not have to exercise its power in order to have power to direct the activities of a VIE.

Assessment: The Investment Funds (VIEs) primary activity is to provide loans to subsidiaries of Danimer (the borrowers) through the NMTC program. The Investment Funds control a set of wholly-owned community development entities (CDEs) who make loans to the borrowers. The loans are provided through a series of highly structured transactions that generate interest income and tax credits for the VIEs. The VIEs’ activities that most significantly impact the VIEs’ economic performance include lending money to the borrowers, servicing the loans (including collecting interest and payments and pursuing remedies if the borrowers default), and monitoring compliance of the tax credits. The Investors have the ability to direct the activities that most significantly impact these activities that most significantly impact the economic performance of the VIEs.

For example, the Investors approve the specific projects that a borrower can spend the loan proceeds on to ensure that all spending is in compliance with the rules and regulations of the tax credit program. Additionally, as described in the evaluation of 25-38A, the Investors control the Investment Funds through their 100% equity ownership and the Investment Funds are required to perform tasks such as service the loans, perform compliance reporting, and provide quarterly and annual financial statements. The Investors also make decisions about the pursuit of remedies under the loan agreement if there are any defaults under the loans including nonpayment of interest or principal, or noncompliance with the tax credit rules and regulations. Since the Investors are responsible for all of these activities, Danimer does not have the ability to direct the activities that most significantly impact the economic performance of the VIEs.

●	25-38C A reporting entity’s determination of whether it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance shall not be affected by the existence of kick-out rights or participating rights unless a single reporting entity (including its related parties and de facto agents) has the unilateral ability to exercise those kick-out rights or participating rights. A single reporting entity (including its related parties and de facto agents) that has the unilateral ability to exercise kick-out rights or participating rights may be the party with the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance.

These requirements related to kick-out rights and participating rights are limited to this particular analysis and are not applicable to transactions accounted for under other authoritative guidance.

Protective rights held by other parties do not preclude a reporting entity from having the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance

Assessment: No unilateral kick-out rights or participating rights exist.

●	25-38D If a reporting entity determines that power is, in fact, shared among multiple unrelated parties such that no one party has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, then no party is the primary beneficiary. Power is shared if two or more unrelated parties together have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and if decisions about those activities require the consent of each of the parties sharing power. If a reporting entity concludes that power is not shared but the activities that most significantly impact the VIE’s economic performance are directed by multiple unrelated parties and the nature of the activities that each party is directing is the same, then the party, if any, with the power over the majority of those activities shall be considered to have the characteristic in paragraph 810-10-25-38A(a).

Assessment: As described above, the Investors have the power to direct the activities that most significantly impact the VIEs’ economic performance. Danimer does not have the ability or authorization to conduct these activities. As such, the power to direct is not shared between entities.

●	25-38E If the activities that impact the VIE’s economic performance are directed by multiple unrelated parties, and the nature of the activities that each party is directing is not the same, then a reporting entity shall identify which party has the power to direct the activities that most significantly impact the VIE’s economic performance. One party will have this power, and that party shall be deemed to have the characteristic in paragraph 810-10-25-38A(a).

Assessment: As described above, the activities that most significantly impact the VIEs’ economic performance are controlled by the Investors. As such, these activities are not directed by multiple unrelated parties.

●	25-38F Although a reporting entity may be significantly involved with the design of a VIE, that involvement does not, in isolation, establish that reporting entity as the entity with the power to direct the activities that most significantly impact the economic performance of the VIE. However, that involvement may indicate that the reporting entity had the opportunity and the incentive to establish arrangements that result in the reporting entity being the variable interest holder with that power. For example, if a sponsor has an explicit or implicit financial responsibility to ensure that the VIE operates as designed, the sponsor may have established arrangements that result in the sponsor being the entity with the power to direct the activities that most significantly impact the economic performance of the VIE.

Assessment: The Investors controlled the overall design of the VIEs. The Investors maintain a template of the overall structure of the NMTC arrangements and seek out companies that have qualifying projects to market the structure. During the creation, the Investment Funds were structured to be wholly owned and operated by the Investors. The Investors are responsible for the ongoing functions of the VIEs. The Investors therefore maintain the financial responsibility to ensure the VIEs operate as designed.

●	25-38G Consideration shall be given to situations in which a reporting entity’s economic interest in a VIE, including its obligation to absorb losses or its right to receive benefits, is disproportionately greater than its stated power to direct the activities of a VIE that most significantly impact the VIE’s economic performance. Although this factor is not intended to be determinative in identifying a primary beneficiary, the level of a reporting entity’s economic interest may be indicative of the amount of power that reporting entity holds.

Assessment: As equity owners, the Investors maintain an economic interest in the VIEs and also have the power to direct the activities of the VIEs.

●	25-38H For purposes of evaluating the characteristic in paragraph 810-10-25-38A(b), fees paid to a reporting entity (other than those included in arrangements that expose a reporting entity to risk of loss as described in paragraph 810-10-25-38J) that meet both of the following conditions shall be excluded:

a.	The fees are compensation for services provided and are commensurate with the level of effort required to provide those services.

b.	The service arrangement includes only terms, conditions, or amounts that are customarily present in arrangements for similar services negotiated at arm’s length

Assessment: Danimer does not receive any fees for services and does not provide services to the VIEs.

●	25-38I Facts and circumstances shall be considered when assessing the conditions in paragraph 810-10-25-38H. An arrangement that is designed in a manner such that the fee is inconsistent with the reporting entity’s role or the type of service would not meet those conditions. To assess whether a fee meets those conditions, a reporting entity may need to analyze similar arrangements among parties outside the relationship being evaluated. However, a fee would not presumptively fail those conditions if similar service arrangements did not exist in the following circumstances:

a.	The fee arrangement relates to a unique or new service.

b.	The fee arrangement reflects a change in what is considered customary for the services.

In addition, the magnitude of a fee, in isolation, would not cause an arrangement to fail those conditions.

Assessment: Danimer does not receive any fees for services and does not provide services to the VIEs.

●	25-38J Fees or payments in connection with agreements that expose a reporting entity (the decision maker or service provider) to risk of loss in the VIE shall not be eligible for the evaluation in paragraph 810-10-25-38H. Those fees include, but are not limited to, the following:

a.	Those related to guarantees of the value of the assets or liabilities of a VIE.

b.	Obligations to fund operating losses

c.	Payments associated with written put options on the assets of a VIE

d.	Similar obligations such as some liquidity commitments or agreements (explicit or implicit) that protects holders of other interests from suffering losses in the VIE.

Therefore, those fees shall be considered for evaluating the characteristic in paragraph 810-10-25-38A(b). Examples of those variable interests are discussed in paragraphs 810-10-55-25 and 810-10-55-29.

Assessment: The indemnification arrangements result in Danimer being obligated to make indemnification payments in the event of a tax credit recapture event. Based on the paragraph above, the potential indemnification payments shall not be eligible for exclusion under 25-38H.

Additionally, the Company advises the Staff that Danimer considered the guidance under 810-10-25-55 through 25-59 in the assessment of variable interests under the NMTC arrangements. The Investment Funds contribute their capital in CDEs. The CDEs are certified to make qualified low-income community investments that generate the tax credits. The Company has been advised that Danimer has concluded that the Investment Funds control the CDEs through their equity ownership and their ability to make decisions that most significantly impact the economic performance. The Investors, in turn, through the control of the Investment Funds have the ability to control the CDEs.

The Company supplementally advises the Staff that, based on Danimer’s analysis, the Investors are not VIEs. The Investors in the NMTC arrangements are large institutional lenders that control additional subsidiaries that are established for lending into the NMTC arrangements. Additionally, Danimer does not hold any investment in or loan other funds directly to the institutional lenders or their wholly owned subsidiaries that would constitute a variable interest to be evaluated in the Investors.

The Company advises the Staff that, based on Danimer’s analysis, the CDEs and the Investment Funds are not considered silos because the they are established for a specific singular purpose of lending on to project that qualifies for NMTC credits. The Company has been advised that Danimer considered the fact that silos exist within a VIE when assets, related liabilities or other interests are economically isolated from the rest of the assets and related liabilities of a VIE as discussed in ASC 810-10-25-57 and 25-58. Each NMTC arrangement holds only funds that are related to the specific project that Danimer is involved in and there are no other assets or liabilities related to other parties or projects that would need to be assessed to determine if there are VIE silos.

Meredian Holdings Group, Inc. d/b/a Danimer Scientific

Notes to Condensed Consolidated Financial Statements June 30, 2020

7. Operating Leases, page F-18

23.	You state that in December 2018 you purchased the Kentucky facility and immediately sold it in a sale and leaseback transaction. We noted on pages 33, 120 and 138 that you are building out the facility and plan to spend an additional $100 million toward expansion of the Kentucky facility. Tell us why the lease does not meet at least one of the criteria in ASC 842-10-25-2 for a finance lease which would preclude sale-leaseback accounting under ASC 842-40-25-2. Cite the applicable guidance you are using and address who maintains control of the facility and why. In addition, provide us an analysis of your accounting treatment for the buildout.

Response: The Company supplementally advises the Staff that, based on Danimer’s assessment of the guidance in ASC 842, the Winchester, Kentucky facility (“Kentucky Facility”) lease does not meet the criteria for a finance lease. Danimer assessed the criteria in ASC 842-10-25-2 as further described below:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

Assessment: The lease does not transfer ownership to Danimer.

b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

Assessment: The lease does not contain an option to purchase the underlying asset(s).

c.	The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

Assessment: The lease term is not for the major part of the remaining economic life of the underlying asset. Danimer’s management estimated the economic life of the underlying asset was greater than 40 years. The initial lease term is for 20 years and Danimer is not reasonably certain to exercise the lease extension options which exist within the lease arrangement. At the time the lease commenced in 2018, Danimer expected that after 20 years, it would have other separate dedicated facilities that would be larger and tailor made for its PHA manufacturing/fermentation process and therefore provide maximum cost and process efficiency by using larger fermentation vessels and higher capacity downstream processing equipment. The layout of the Kentucky Facility is not designed to house the contemplated tailor made production lines and therefore may become too inefficient or expensive compared to such a building for Management to renew the lease when the initial lease term expires. Meanwhile, the lessor would have the ability to lease the facility to another tenant which utilizes a fermentation process. Danimer also evaluated contract-based, entity-based, market-based, and asset-based factors and concluded that the renewal of the lease beyond the initial 20-year period was not reasonably assured. The commencement date of the lease also did not fall at or near the end of the economic life of the underlying asset.

d.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset.

Assessment: The present value of the sum of the lease payments did not equal or exceed substantially all of the fair value of the underlying asset. The lessor engaged a third-party valuation firm to value the underlying asset as part of the diligence process of signing the lease, which we incorporated into our fair value assessment. The calculation of the present value of the lease payments was less than 90% of the estimated fair value of the underlying asset. The lease agreement does not include any residual value guaranteed by the lessee.

e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Assessment: The Kentucky Facility is expected to have an alternative use at the end of the lease term. Danimer is currently using the facility for the manufacture of PHA-based resins. The facility has previously been owned and operated by several different entities including a large national grocer, a national glass manufacturer, a large national brewery, a producer of food additives and ingredients, as well as other entities to make fermented products other than PHA ranging from yeast to supplements for baby formula and animal feed. Danimer is investing in various equipment and machinery, which will be located within the leased facility, to meet its manufacturing needs. However, the vast majority of these investments in machinery and equipment are capable of being removed in the event Danimer elects to utilize a separate facility that is more efficient (although Danimer does not have an obligation to remove such assets at the end of the lease term). Based on the nature of the investments being made, the existence of previous tenants and their use of the facility for activities other than producing PHA, Danimer concluded the facility was not of such a specialized nature that would cause us to conclude that it is not expected to have future alternative uses to the lessor at the end of the lease term.

As additional background regarding the Kentucky Facility, Danimer acquired the Kentucky Facility and concurrently entered into a sale and lease agreement with the lessor in December 2018. There were no agreements in place at that time with regard to any expected future investment in real estate improvements or production equipment to be located at the facility. Throughout 2019, Danimer then installed machinery and equipment within the facility, in addition to some required structural modifications (electrical/ piping/ reinforcement/fire proofing), to bring the facility online to support Danimer’s operations and manufacture of PHA based resins. Additionally, during 2020, Danimer has held discussions with the lessor about Phase II of the production capacity expansion planned to be undertaken at the Kentucky Facility. The Phase II expansion is primarily related to the purchase and installation of new manufacturing equipment to increase Danimer’s PHA production capacity. However, some real estate improvements will be involved such as building some additional structures on the property as well as modifying an existing one. The lessor is considering undertaking the Phase II real-estate additions and leasing them to the Lessee in the future. However, these discussions are still underway.

Control of the Kentucky Facility is maintained by the lessor and was transferred to the lessor in conjunction with the sale in December 2018. Danimer and the lessor entered into an arrangement with enforceable rights and obligations whereby the lessor paid cash to Danimer and Danimer transferred legal title of the Kentucky Facility to the third-party lessor (at which point the lessor had the ability to control the underlying asset and obtain substantially all of the benefits of ownership, as well as the risks).

As further clarification, the underlying asset purchased by the lessor and leased to Danimer consisted only of the land and buildings and did not include any equipment or machinery. Danimer and the lessor also entered into a lease arrangement for the Kentucky Facility at prevailing market rates. The terms and conditions of the lease indicate the lessor may engage in the sale, assignment, grant, conveyance, transfer, financing, or re-financing of all or any portion of the facility with any third party without the consent of Danimer. Danimer does not have such rights. Danimer does not have the right to assign, transfer, convey, pledge, or mortgage its rights provided under the lease without prior written consent of the lessor. Danimer also may not sublet any portion of the facility without prior written consent of the lessor. The terms of the lease agreement do allow Danimer to place personal property within the facility. However, upon expiration of the lease term, Danimer is required to repair any damage to the facility caused by the removal of such personal property (if Danimer elects to remove the assets). Danimer is responsible for leaving the facility clean and in good and working condition and repair, inside and out, subject to normal wear and tear, casualty and condemnation. The lease agreement further stipulates Danimer shall not alter the exterior, structural, plumbing, or electrical elements of the facility in any manner without the consent of the lessor. If the lessor consents to any such alterations, the alterations must be performed by a licensed contractor and according to the plans as approved by the lessor. Any such alterations shall be deemed part of the facility and belong to the lessor. Based on these terms and conditions which exist within the lease agreement, Danimer concluded the lessor maintains control of the underlying asset throughout the lease term.

In regard to Danimer’s accounting for the plan to spend an additional $100 million towards expansion of the Kentucky Facility, the Company advises the Staff that Danimer is currently manufacturing products at the Kentucky Facility utilizing the existing infrastructure and some recent additions of equipment and machinery. Assuming these assets are able to produce at the scale and quality desired by Danimer, Danimer may elect to further invest in the Kentucky Facility and expand operations and production capacity. The current plan would be to potentially build three new buildings and make enhancements to an existing structure. While the capital improvements would include these structures, a vast majority of the $100 million investment would relate to machinery and equipment (Danimer currently estimates the cost of machinery and equipment would be approximately $78 million). The buildings and related capital improvements would likely be owned by the lessor pursuant to the lease agreement, while the machinery and equipment would likely be owned by Danimer. The decision to expand the Kentucky Facility may also be impacted by the success of the current production facilities as well as securing significant additional financing. Danimer will determine the accounting for any expansion plans upon a decision to proceed and reaching final agreement with the lessor. Danimer continues to use the Kentucky Facility in its current condition and there are no agreements that obligate either party to undertake expansion activities.

The Company advises the Staff that it has removed or clarified the phrase “buildout” in the Amended Registration Statement so as to make it clear that the activities Danimer is undertaking or plans to undertake are less structural changes to the leased assets but are more akin to personal property (fixed assets) being purchased and installed within the leased facility.

Exhibits

24.	We note that the assumption set forth in (iii) of your counsel’s form of opinion filed as Exhibit 5.1 assumes material facts underlying the opinion. Please file a revised version of the executed opinion, or advise.

Response: Please see the revised Exhibit 5.1 filed with the Amended Registration Statement.  The Company notes that paragraph II.B.2.f (Offerings Conditioned on Charter Amendments) specifies that the “staff does not object if the legality opinion submitted with the registration statement is subject to the assumptions that the required shareholder approval will be obtained and any necessary filings will be made in accordance with state law so that the amendment to the articles or certificate of incorporation becomes effective.”  As contemplated by the Staff Legal Bulletin, the Company will file an appropriately unqualified opinion of Mayer Brown LLP by post-effective amendment no later than the closing date of the offering. The Company has also revised the proxy statement/prospectus to disclose that shareholder approval and subsequent effectiveness of the Proposed Certificate of Incorporation (attached as Annex B of the Amended Registration Statement) are conditions to the issuance of shares in the offering.  See “Summary of the Proxy Statement/Prospectus – The Business Combination – The Merger Agreement – Conditions to the Closing on page 17.”

25.	We note that you have filed a form of short-form tax opinion as Exhibit 8.1. We also note that the opinion states that the disclosures under the heading “Material U.S. Federal Income Tax Considerations of the Redemption and the Business Combination” constitute accurate summaries of such matters in all material respects. Please have counsel revise its opinion to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of counsel, and file an executed version of such opinion. Please also revise your disclosures to state the same and revise to remove language that “generally” certain tax consequences will apply and express a firm opinion for each material tax consequence or explain why such an opinion cannot be given. Refer to Section III.B.2 of Staff Legal Bulletin 19.

Response: Please see the revised Exhibit 8.1 filed with the Amended Registration Statement as well as the revised language under “Material U.S. Federal Income Tax Considerations of the Redemption and the Business Combination” on page 96.

General

26.	Please include a form of proxy card marked as “preliminary” in your next amendment.

Response: Please see Exhibit 99.9 to the Amended Registration Statement.

* * *

If the Staff has comments or questions regarding our responses set forth above or the revised information statement, we would appreciate an opportunity to discuss those matters in a conference call with the Staff, and we are available to discuss with you at your earliest convenience. Also, please do not hesitate to contact the undersigned at (203) 858-0934 or our counsel, Edward S. Best of Mayer Brown LLP, at (312) 701-7100, if you have any other comments or questions.

As we have communicated orally, the parties would very much like to be in a position to distribute the definitive proxy statement as soon as possible to be in a position to complete the transaction prior to year-end and would therefore appreciate the Staff’s expedited review of the few changes to the revised Registration Statement. If there is anything we can do to assist the Staff in expediting the process, please let us know.

Very truly yours,

/s/ Andrea Tarbox
Andrea Tarbox
Chief Financial Officer

cc:	Edward S. Best
John R. Ablan
Mayer Brown LLP